Exhibit 4.2


                                 PROMISSORY NOTE

         FOR VALUE RECEIVED, BizCom U.S.A., Inc., a Florida corporation (the "Maker"), promises to pay to the order of Gary D. Lipson, an individual (the "Payee"), the principal amount of Sixty Thousand Dollars ($60,000), together with simple interest on the principal amount of this Promissory Note from time to time outstanding at the rate of five percent (5%) per annum. The entire principal amount of this Promissory Note, together with all interest accrued thereon, shall be finally due and payable on July 31, 2002.

         The principal amount of this Promissory Note and any interest accrued thereon may be prepaid in whole or in part at any time prior to maturity without premium or penalty of any kind. Any amount paid to the Payee or other holder hereof shall be applied first to interest accrued to the date of such payment and then to the principal amount hereof then outstanding.

         The occurrence of any one or more of the following events or conditions shall constitute an "Event of Default" under this Promissory Note:

                  (a) The Maker shall fail for any reason to make any payment, whether of principal or interest, when due and payable pursuant to the provisions of this Promissory Note;

                  (b) The Maker shall fail to observe or to perform any or all of its agreements, covenants and obligations, or shall otherwise breach, violate or default under, any agreement, note, mortgage, lease, contract, guaranty or other instrument to which it is a party or by which it or any or all of its properties or assets are bound, including without limitation the that certain letter agreement of even date herewith by and between the Maker and the Payee and that certain Promissory Note of even date herewith in the principal amount of $20,000 made by the Maker to the order of the Payee;

                  (c) A final judgment shall be entered against the Maker which is not satisfied or bonded in full within thirty (30) days after the date of the entry thereof;

                  (d) Any or all of the assets and properties of the Maker shall be levied upon, seized or attached;

                  (e) The Maker shall (i) admit in writing its inability to pay its debts generally as they become due, (ii) file a voluntary petition under any bankruptcy, insolvency or other law for the relief or aid of debtors, including without limitation the Bankruptcy Code of 1978, as amended, (iii) make any assignment for the benefit of its creditors or
         (iv) enter into any composition agreement;


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                  (f) An involuntary petition shall be filed against the Maker under any bankruptcy, insolvency or other law for the relief or aid of debtors, including without limitation the Bankruptcy Code of 1978, as amended, which involuntary petition is not dismissed within sixty (60) days after the date of the filing thereof;

                  (g) Any court of competent jurisdiction shall find that the Maker is insolvent or bankrupt;

                  (h) A receiver or trustee shall be appointed for the Maker or for all or a substantial portion of its assets and properties;

                  (i) All or a substantial portion of the assets and properties of the Maker shall be lost, stolen, damaged or destroyed;

                  (j) The Maker shall enter into any agreement to, or shall, sell all or substantially all of its assets and properties, or merge or consolidate with or into any other corporation or entity;

                  (k) The Maker shall cease to conduct its business, adopt any plan of liquidation, liquidate or dissolve; or

                  (l) The Payee or other holder hereof shall for any reason deem himself insecure with respect to the payment by the Maker of any amount which may become due and payable to the Payee or other holder hereof pursuant to the provisions of this Promissory Note.

         Upon the occurrence of any Event of Default:

                  (a) all amounts outstanding hereunder, whether principal, interest or otherwise, shall, at the option of the Payee or other holder hereof, become immediately due and payable;

                  (b) simple interest shall accrue on the then outstanding principal amount of this Promissory Note from the date of any such Event of Default to the date of payment in full of the then outstanding principal amount hereof at the highest rate of interest permitted by the laws of the State of Florida; and

                  (c) the Maker shall pay all reasonable costs and expenses of collection of this Promissory Note, including without limitation reasonable attorneys' fees, costs and expenses, paid or incurred by the Payee or other holder hereof, whether paid or incurred in connection with collection by suit or otherwise.

         The Maker and each endorser of this Promissory Note severally waives demand, protest, presentment and notice of maturity, non-payment or protest and any and all requirements necessary to hold each of them liable as a maker or endorser hereof.

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         The waiver by the Payee or other holder of this Promissory Note of the
Maker's prompt and complete performance of, or default under, any provision of this Promissory Note shall not operate nor be construed as a waiver of any subsequent breach or default and the failure by the Payee or other holder hereof to exercise any right or remedy which he may possess hereunder shall not operate nor be construed as a bar to the exercise of any such right or remedy upon the occurrence of any subsequent breach or default.

         This Promissory Note shall be governed by, and shall be construed and interpreted in accordance with, the laws of the State of Florida. This Promissory Note may not be modified or amended, except by a written instrument executed by the Maker and the Payee or other holder hereof.

          Any suit for the collection of any amount, whether principal, interest or otherwise, which shall have become due and payable under this Promissory Note shall be brought only in the Circuit Court of Miami-Dade County, Florida, and the Maker hereby knowingly, voluntarily and intentionally submits to the jurisdiction and venue of such Court. In any suit for the collection of any amount, whether principal, interest or otherwise, which shall have become due and payable under this Promissory Note, the Maker knowingly, voluntarily and intentionally waives any right which it may have to a trial by jury. The Maker acknowledges that the provisions of this paragraph constitute a material inducement for the Payee to extend the credit to the Maker evidenced by this Promissory Note, and that but for the inclusion of such provisions in this Promissory Note the Payee would not have extended such credit to the Maker.


         IN WITNESS WHEREOF, the Maker, by and through its undersigned officer thereunto duly authorized, has executed and delivered this Promissory Note as of August 1, 2001.


                                      BIZCOM U.S.A., INC.,
                                      A FLORIDA CORPORATION



                                      By /s/ Hank Klein
                                        ----------------------------------------
                                               Hanan ("Hank") Klein,
                                               Chairman of the Board
                                               and Chief Executive Officer

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